EXHIBIT (C)(4)
Project Golden Gate CONFIDENTIAL Presentation to the Special Committee July 24, 2007 PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE.

Table of Contents 1. Situation Overview 2. Financial Analysis 3. Potential Strategic Alternatives 4. Next Steps Appendix

1. Situation Overview

Summary of Genstar Proposals ($ in millions, except per share figures) Original Offer enterprise value based on $20.4 million of net cash as of 12/31/06. 1st, 2nd and 3rd Revised Offer enterprise values based on $41.3 million of net cash as of 3/31/07. 4th and 5th Revised Offer enterprise values based on $38.1 million of net cash as of 6/30/07. Presidio projections as per Company data; adjusted EBITDA and EPS include add-back of restructuring and non-recurring expenses. Management Estimates PEG based on 14.7% LT EPS growth rate; Wall Street Consensus PEG based on 15.3% LT EPS growth rate.

Presidio Stock Price Performance Since IPO (November 17, 2004 - July 23, 2007) Source: FactSet. Note: High and Low figures represent closing prices. $27.89 Offer Price: $30.50

Analysis of Recent Presidio Trading Prices Distribution of Share Volume - Since IPO Distribution of Share Volume - One Year Source: FactSet Research Systems. Cumulative: Total Shares Traded: 50.3mm Avg. Daily Volume: 200,319 % of shares traded at or below $30.50: 97.9% Cumulative: 4.4% 12.5% 72.1% 88.0% 98.2% 100.0% 45.5% 10.0% 22.1% 77.1% 89.4% 97.2% 100.0% 51.6% Total Shares Traded: 113.0mm Avg. Daily Volume: 168,110 % of shares traded at or below $30.50: 99.1% Current Stock Price (7/23/2007): $27.89 Current Stock Price (7/23/2007): $27.89

CONFIDENTIAL

Presidio Stock Price Performance YTD

Average daily / Total trading volume 6 months before 3/2/07: 209,713 / 25.6mm
Average daily / Total trading volume 12 months before 3/2/07: 212,688 / 53.2mm
Average daily / Total trading volume since 3/2/07: 189,515 / 18.8mm
(January 1, 2007 – July 23, 2007)

	Average Stock Performance Since			
	1/1/07	3/2/07	5/6/07	6/14/07
Presidio	10.4%	45.3%	20.7%	10.7%
Primary Selected Companies	13.7%	11.5%	(2.3%)	(3.9%)
Secondary Selected Companies	18.6%	13.9%	5.9%	0.7%
S&P 500	8.7%	11.1%	2.2%	1.2%



$30
$28
$26
$24
$22
$20
$18
Share Price
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Volume in Thousands
1/1/07
1/30/07
2/28/07
3/29/07
4/27/07
5/25/07
6/22/07
7/23/07
Volume in Thousands
Presidio
01/12/07 ValueAct files 13D announcing the purchase of 416,200 shares from 1/4/07 to 1/8/07, increasing stake to 16.1%
03/07/07 ValueAct files 13D announcing the purchase of 700,000 shares on 2/9/07 and 2/28/07, increasing stake to 19.0%
07/02/07 Baird increases Presidio's price target from $21.00 to $25.00
07/10/07 Jefferies increases Presidio's price target from $23.00 to $25.00
05/18/07 Presidio files Q12007 10Q report
06/18/07 Presidio expands electronic publishing capability to support regulatory submissions
02/28/07 Presidio announces 2006 earnings and 2007 guidance which are below Wall Street expectations
05/08/07 Terry Bieker named permanent CEO; Colin Shannon named President and COO
06/14/07 Gregory Spivy elected to Presidio Board; Mel Booth and Robert Conway re-elected
03/19/07 Presidio and IntrinsiQ Research enter exclusive agreement for oncology patient treatment data
06/05/07 Linda Baddour named CFO
01/24/07 Presidio and US Oncology enter strategic alliance to streamline clinical development of new oncology therapies
04/25/07 Presidio announces Q12007 earnings which exceeded Wall Street expectations for revenue and NBA but were below Wall Street expectations for EPS
03/26/07 Presidio adopts stockholder rights plan

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Presidio vs. Peers EBITDA Multiple Analysis 12.7x 13.1x 14.9x Note: Current as of July 23, 2007. Primary Selected Companies include PPD, ICON, Parexel, Kendle and PharmaNet. Secondary Selected Companies include Covance and Charles River. (1) (2) Historical NTM EV/EBITDA Comparison

Research Analysts' Comments on Presidio .... As well as speculation around M&A Activity Presidio's "stock has appreciated nicely in the last two weeks, and considering the current M&A environment we wonder if some investors still expect a takeout here." - Jefferies (July 10, 2007) Management changes are well-received ... "Our recent meetings with management opened our eyes on several fronts. Terry is an energetic, positive, motivational guy. Further, he has been involved in some seven turnarounds over the last decade" and is "looking for ... talent" amongst other things. The company has added a COO and CFO from one of the most successful CROs in the last 5 years." - Jefferies (July 10, 2007) "Management is appropriately focused on employee relations and retention, marketing team upgrades, and rebuilding sales momentum. We're bullish on long-term prospects." - Baird (July 2, 2007) .... And there is upside potential in the operating performance ... "Terry has articulated a strategy and a mission, set growth targets, reset incentives for the sales force, and focused them on 4 key therapeutic areas where the company has historically performed well. Of course, some of these investments are costing the company margin in 2007, but Mr. Bieker makes clear his intention to grow at industry averages in 2008." Presidio is "making the right investments to yield greater earnings power than we had previously modeled ... We do acknowledge improvements in the company's position (... there is increasing comfort in Presidio's ability to produce [book-to-bills] of about 1.4 throughout the rest of 2007...) and expect more good news in the next couple of months." - Jefferies (July 10, 2007)

Research Analysts' Views on Presidio (2) (2)

Comparison of Q2 Financial Results (2) (1) The reported and adjusted EPS includes discrete tax benefit items of $0.03 per share included in the second quarter tax rate. The company continues to forecast its annual 2007 effective tax rate to be approximately 28% (2) Adjusted EBITDA includes add-back of restructuring expenses; adjusted EPS includes add-back of restructuring expense and incremental amortization related to the acquisition of PBR. (1) For comparability to Wall Street estimates, adjusted EBITDA reflects stock option expense and excludes restructuring costs (1) (2)

2. Financial Analysis

Presidio Financial Overview

Presidio Equity Value Per Share Valuation Summary Selected Companies Analysis Selected Acquisitions Analysis Discounted Cash Flow Analysis(1) Closing Stock Price: $27.89 (7/23/07) Offer Price: $30.50 2007E Adj. EBITDA (3) 2007E Adj. P/E (3) 12.9x - 17.7x 28.4x - 37.9x 11.2x - 15.7x 25.1x - 34.0x 10.1x -16.0x 22.8x - 34.5x $47.8 $0.90 Metric (2) Assumes valuation as of 12/31/2006. Based on Management projections. Values and implied multiples do not include transaction fees and expenses. Adjusted EBITDA and EPS include add-back of restructuring and non-recurring expenses. ($ in millions) Implied Multiples

Acquisition Matrix

Selected Companies Analysis (2) (3) (1) (1) (1) (1)

Selected Acquisitions Analysis

Discounted Cash Flow Analysis

Leveraged Buyout Analysis - Assumptions Key Assumptions Equity purchase price of $30.50 / share (9.4% premium) at 7.57x total leverage on LTM 06/30/07E Adjusted EBITDA (pre-stock option expense) of $56.1mm, which reflects adjustments for credit purposes Transaction closes 06/30/07 $20mm assumed to be minimum cash balance required Purchase price financing assumes: 1st Lien debt at LIBOR + 275 bps 2nd Lien / Mezzanine debt with 11% cash interest rate and 2% PIK interest rate Sources and Uses

Leveraged Buyout Analysis - Credit Profile

Leveraged Buyout Analysis - Returns Sensitivity Note: Shading indicates IRR > 20%; Assumes 10.0% carry. Sensitivity on EBITDA CAGR assumes 12.0x 2011 Exit Multiple. Enterprise value based on capitalization as of 6/30/07. (1) Based on management projections for Adjusted EBITDA (pre-option expense). Sensitivity on Exit Multiple Sensitivity on EBITDA Growth (1) Sensitivity on Leverage Multiple

3. Potential Strategic Alternatives

Potential Strategic Merger Transactions (1) (1) (1) Pro forma to include acquisition of CRL's Clinical Services Phase II - IV Business. 100% Stock transaction; No premium, No synergies 25% of Excess Purchase Price allocated to Intangibles, amortized over 15 years

Potential Strategic Acquirors ($ in millions) Source: Company filings and Wall Street Research Projections. Presidio figures based on Management projections. Note: Excess purchase price over tangible book value allocated to intangibles, amortized over 15 years. Assumes no synergies. All market statistics as of July 23, 2007.

Selected Financial Sponsors

4. Next Steps

Indicative Timetable - Announcement to Closing 30 Days (assuming no HSR second request) 20 Business Days 20 Business Days Announcement File Preliminary Proxy Statement with SEC File HSR Pre-Merger Notification July 25 Mid August Receipt of SEC Comments HSR Clearance Mid September 15 Business Days Resolve SEC Comments ~ 4 Weeks Mid October Mail Proxy / Prospectus to Shareholders Shareholder Vote (assuming no HSR second request) Mid November Closing Mid December A transaction could be completed by the end of 2007. Debt Marketing Period

"Go-Shop" Process Overview Assuming a 50-day period for solicitation of other potential buyers following execution of the Merger Agreement, the Company could undertake the following process: Phase 1 (~2 weeks) Contact buyers and solicit interest Sign CAs and send confidential information package Receive initial indications of interest Phase 2 (~5 weeks) For selected bidders, grant access to data room and management presentations Invite bidders to submit merger agreement mark-up Receive final bids (merger agreement and financing commitments) Discussions with Excluded Parties may continue after Go-Shop Period End Date If Board concludes that a Superior Proposal has been received, it may change its recommendation and/or terminate the merger agreement, but will be obligated to pay the Termination Fee ("Go-Shop" Termination Fee if from an Excluded Party)

"Go-Shop" Process Indicative Timetable Note: Assumes 50-day period for solicitation of other potential buyers. work in this live object, then "Shift + Edit | Copy Picture | As Shown When Printed," and paste into PPT as a Windows Metafile and size the width as 10 inches, centering the picture on the page. 7-18-07 John Ogden

Appendix

WACC Analysis

Premiums Paid Analysis Source: SDC.

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